

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Joel Felix
President and Secretary
LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

> **Re: LJM Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2010**
> **File No. 333-169014**

Dear Mr. Joel Felix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment number 2 from our letter dated August 23, 2010. Please include the disclosure from your response in your filing. Further, please include, if true, a statement in the registration statement that states that you are not a shell or blank check company.

2.   We note your response to our prior comment 4 from our letter dated August 23, 2010 and your statement regarding "historical records of area near the Magnolia Prospect and active production on all sides of the Magnolia Prospect." Please clarify whether the activities referenced were or are currently being conducted in areas contiguous to the company's property.

Prospectus Summary, page 4

3.   We note your response to our prior comment numbers 6 and 19 from our letter dated August 23, 2010. Please expand your discussion to clearly explain what is meant by a "three percent undivided working interest" in the Magnolia prospect including the actual amount of the 78% net revenue interest to which you are entitled because of your three percent interest. Disclose your obligations under your agreement for any wells other than the test well, including the oil and gas leases in the Magnolia Prospect held by Mid-OK in the area of mutual interest.

Use of Proceeds, page 11

4.   We note your response to our prior comment numbers 7 and 8 from our letter dated August 23, 2010. We note that not all of the proceeds have been accounted for in the event you are able to sell five million shares. Please revise to account for the $200,000 omitted from the table.

Directors, Executive Officers, Promoters and Control Persons, page 14

5.   We note that United Petroleum Corp., CIK No. 82925, recently had the registration of a class of its securities revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934 on June 7, 2010. We also note that United Petroleum Corp. filed bankruptcy on October 30, 2001 in the U.S. Bankruptcy Court for the District of Delaware. Please address whether the United Petroleum Corp., of which Mr. Felix is an officer and director, is the same company. In the event the company is the same, please include disclosure addressing the prior history of the company, including disclosure pursuant to Item 401(f) of regulation S-K.

Executive Compensation, page 19

6.   We note your response to our prior comment number 25 from our letter dated August 23, 2010. Please explain why the shares awarded to Mr. Felix were included in the All Other Compensation column and not the Stock Awards column of the Summary Compensation Table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Michael Muellerliele
        (949) 706-1470